Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward Looking Statements

Certain matters discussed in this “Operating and Financial Review and Prospects” are forward-looking statements, within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations;
•	the degree of our success in our plans to leverage our global footprint to grow our sales;
•	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;
•	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;
•	our lengthy and complex sales cycles, which do not always result in the realization of revenues;
•	the degree of our success in retaining our existing customers or competing effectively for greater market share;
•	difficulties in successfully planning and managing changes in the size of our operations;
•	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;
•	the challenges and potential liability that heightened privacy laws and regulations pose to our business;
•	occasional disputes with clients, which may adversely impact our results of operations and our reputation;
•	various intellectual property issues related to our business;
•	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;
•	risks related to the insurance industry in which our clients operate;
•	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and
•	risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or SEC, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement, to conform these statements to actual results or to changes in our expectations.

The terms “Sapiens,” “Company,” “we,” “us” or “ours” in this Operating and Financial Review and Prospects refer to Sapiens International Corporation N.V. and its subsidiaries, unless the context otherwise requires.

Overview

We are a leading global provider of software solutions for the insurance industry. Our extensive expertise is reflected in our innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); and financial markets. Our company offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Our offerings enable our customers to effectively manage their core business functions, including policy administration, claims and billing, and offer support during an insurer’s journey to becoming a digital insurer. Our portfolio also covers underwriting, illustration and electronic applications. We also supply a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial services providers, so business users can quickly deploy business logic and comply with policies and regulations across their organizations.

Our platforms possess modern, modular architecture and are digital-driven. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations. These process enhancements increase revenue and reduce costs.

Recent Developments

COVID-19

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting our customers, employees, as well as our business results of operations, although the COVID 19 has not had a material negative impact on our business so far. We remain focused on protecting the health and wellbeing of our employees and the communities in which we operate, while assuring the continuity of our business operations.

As a result of several cost saving initiatives, as well as our experienced management team, we have been able to respond quickly to our customers’ changing business demands in connection with the COVID-19 pandemic. While we continue to assess the impact from the pandemic, we are unable to accurately predict the full impact of the pandemic on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of our customers and partners, and other factors described in “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 7, 2020 and this report Operating and Financial Review and Prospects.

Raising of $60m in Non-Convertible Debentures

In June 2020, we extended the Series B Debentures and raised an additional NIS 210 million (approximately $60.2 million) in principal amount linked to US dollars, payable in six equal annual payments of approximately $9.9 million, on January 1 of each of the years 2021 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2020 through 2025, with one final interest payment on January 1, 2026.

Following the raise of the additional NIS 210 million in Series B Debentures, a $20 million bank loan which was taken on March 18, 2020 from a commercial bank. was fully repaid on June 9, 2020.

Acquisition of Delphi Technology Inc.

In July 2020, we consummated the acquisition of Delphi Technology Inc., or Delphi, a leading vendor of software solutions for property & casualty (P&C) carriers, with a focus on the medical professional liability (MPL)/healthcare professional liability (HCPL) markets (sometimes referred to as “medical malpractice”) for a total consideration of up to $19.6 million in cash.

Results of Operations

The following tables set forth certain data from our results of operations for the six-month periods ended June 30, 2019 and 2020, as well as such data as a percentage of our revenues for those periods. The data has been derived from the unaudited condensed interim consolidated financial statements appended to our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission, or SEC, to which this “Operating and Financial Review and Prospects” is also appended as an exhibit. In the opinion of our management, those unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the interim periods presented. The operating results for any period should not be considered indicative of results for the year ending December 31, 2020 or for any other future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 7, 2020.

Operating expenses:
Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)
	Six months ended June 30,
	2019	2020
	Unaudited	Unaudited
Revenues	$156,316	$183,597
Cost of revenues	95,055	109,074
Gross profit	61,261	74,523

Operating expenses:
Research and development, net	17,700	19,854
Selling, marketing, general and administrative	26,030	31,988
Total operating expenses	43,730	51,842

Operating income	17,531	22,681
Financial expenses, net	1,488	1,550

Income before taxes on income	16,043	21,131
Taxes on income	4,001	4,911

Net income	12,042	16,220

Attributed to non-controlling interests	47	103

Net income attributable to Sapiens' shareholders	$11,995	$16,117

Operating expenses:
Statement of Income Data as a Percentage of Revenues
	Six months ended June 30,
	2019	2020
	Unaudited	Unaudited
Revenues	100%	100%
Cost of revenues	60.8%	59.4%
Gross profit	39.2%	40.6%
Operating expenses:
Research and development, net	11.3%	10.8%
Selling, marketing, general and administrative	16.7%	17.4%
Total operating expenses	28.0%	28.2%
Operating income	11.2%	12.4%
Financial expenses, net	0.9%	0.9%
Income before taxes on income	10.3%	11.5%
Taxes on income	2.6%	2.7%
Net income	7.7%	8.8%
Attributed to non-controlling interests	0.0%	0.0%
Net income attributable to Sapiens' shareholders	7.7%	8.8%

Revenues

Please refer to Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” in our annual report on Form 20-F for the year ended December 31, 2019 for a description of our accounting policies related to revenue recognition.

The overall revenues increased by $27.3 million, or 17.5%, to $183.6 million for the six months ended June 30, 2020 from $156.3 million for the corresponding period of 2019.

	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
($ in thousands)	$156,316	17.5%	$183,597

Revenues are derived primarily from implementation of our solutions and post-implementation services such as ongoing support and maintenance and professional services as part of an overall solution that we offer to our customers. The increase in revenues was primarily attributable to both our organic business growth, as well as our acquisitions. Our acquisitions contributed a total of $12.1 million towards that increase, whereas the remainder of the increase was contributed by our organic business growth, primarily in the P&C business.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the six months ended June 30, 2019 and 2020, respectively, as well as the percentage change between such periods, were as follows:

	Six months ended			Six months ended
	June 30, 2019		Period-over-	June 30, 2020
($ in thousands)	Revenues	Percentage	period change	Revenues	Percentage
Geographical region
North America*	$77,365	49.5%	17.8%	$91,177	49.7%
Europe**	66,074	42.3%	23.0%	81,262	44.3%
Rest of the world	12,877	8.2%	(13.3)%	11,158	6.0%

Total	$156,316	100%	17.5%	$183,597	100%

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $0.4 million and $0.3 million of revenues generated in Canada for the six month periods ended June 30, 2019 and 2020, respectively.

**Revenues from Europe include revenues from the United Kingdom, or UK, Israel and other European countries. Revenues from the UK amounted to $20.5 million and $19.4 million for the six months ended June 30, 2019 and 2020, respectively.

Our revenues in North America increased by $13.8 million, or 17.8%, to $91.2 million for the six months ended June 30, 2020 from $77.4 million for the six months ended June 30, 2019. The increase is attributable to our organic business growth, mainly in the P&C business in North America.

Our revenues in Europe increased by $15.2 million, or 23.0%, to $81.3 million for the six months ended June 30, 2020 from $66.1 million for the six months ended June 30, 2019. The increase is primarily attributable to acquired entities, which contributed a total of $12.1 million towards that increase. The remainder of the increase is attributable to our organic business growth.

Our revenues in the rest of the world decreased by $1.7 million, to $11.2 million for the six months ended June 30, 2020 from $12.9 million in the six months ended June 30, 2019, constituting a non-material change.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2019 and 2020, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Cost of revenues	$95,055	14.7%	$109,074
Cost of revenues as a percentage of revenues	60.8%		59.4%

Cost of revenues consist primarily of costs associated with providing services to customers, including compensation expense to employees and subcontractors, travel expenses, as well as amortization of acquired technologies and depreciation. Our cost of revenues increased by $14.0 million, or 14.7%, to $109.1 million for the six months ended June 30, 2020, as compared to $95.1 million for the corresponding period of 2019. The increase in absolute cost of revenues was primarily attributable to business acquisitions. The remainder of the increase is attributed to our need to support our current and future overall organic business growth. Cost of revenues decreased as a percentage of our revenues for the six months ended June 30, 2020, to 59.4%, as compared to 60.8% during the corresponding period of 2019. The 1.4% decrease in the cost of revenues as a percentage of our revenues was primarily attributable to the impact of COVID-19, which resulted in a decrease in our cost of revenues, which is mainly attributable to a reduction in our compensation-related expenses to employees (primarily accrual for vacation), subcontractor expenses, as well as travel expenses, which was offset by excess facility lease costs. The decrease in our cost of revenues as a percentage of our revenues can further be attributed to a continuous increase in our offshore activities during the past several years.

Gross profit

Our gross profit for the six months period ended June 30, 2019 and 2020, respectively (both in absolute terms and as a percentage of our overall revenues), as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Gross profit	$61,261	21.6%	$74,523
Gross profit as a percentage of revenues	39.2%		40.6%

Our gross profit increased by $13.2 million, or 21.6%, to $74.5 million for the six months ended June 30, 2020, as compared to $61.3 million for the corresponding period of 2019. This increase was primarily attributable to the absolute increase in our revenues by $27.3 million for the six months ended June 30, 2020 compared to the corresponding period of 2019, as well as due to the factors described above.

Operating expenses

The amount of each category of operating expense for the six months ended June 30, 2019 and 2020, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Research and development, net	$17,700	12.2%	$19,854
Selling, marketing, general and administrative	26,030	22.9%	31,988
Total operating expenses	$43,730	18.6%	$51,842
Percentage of total revenues	28.0%		28.2%

Research and development, or R&D, are primarily comprised of compensation expense to employees and subcontractors, net of capitalization of software development costs. Our gross R&D expenses (before capitalization of eligible software development costs), increased by 9.1% for the six months ended June 30, 2020 compared to the corresponding period in 2019. That increase of $1.9 million, or 9.1%, was attributable to the increase in costs incurred with respect to R&D for the six months ended June 30, 2020 as compared to the corresponding period of 2019, particularly in our digital offerings. Capitalization of software development costs accounted for $2.7 million of our R&D expenses, net for the six months ended June 30, 2020 compared to $3.0 million in the corresponding period of 2019, constituting a non-material change from one such period to the other.

Selling, marketing, general and administrative, or SG&A, expenses, which are primarily comprised of compensation expenses for employees and subcontractors, were $32 million for the six months ended June 30, 2020 compared to $26.0 in the corresponding period of 2019, representing an increase of $6 million. The increase in our SG&A expenses can be attributed mainly to business acquisitions, which contributed a total of $3.6 million towards that increase. An additional increase in our SG&A expenses can be attributed to recruitments made in our global sales team during the six months ended June 30, 2020. As a percentage of total revenues, our SG&A increased from 16.7% in the six months ended June 30, 2019 to 17.4% for the six months ended June 30, 2020, which can be attributed to the various factors described above.

Operating income

Operating income and operating income as a percentage of total revenues for the six months ended June 30, 2019 and 2020, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Operating income	$17,531	29.4%	$22,681
Percentage of total revenues	11.2%		12.4%

The increase in our operating income during the six months ended June 30, 2020 relative to the corresponding period of 2019, and the increase in operating income as a percentage of our revenues, as reflected in the above table, were attributable to the various gross profit and operating expenses trends described above, most significantly the increase in our revenues, as well as the increase in our offshore activities and several costs savings related to COVID-19, as described above, during the first six months of 2020, which contributed to our increased profitability in 2020.

Financial expenses, net

The amount of our financial expenses, net, for the six months ended June 30, 2019 and 2020, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Financial expenses, net	$1,488	4.2%	$1,550
Percentage of total revenues	0.9%		0.9%

Financial expenses, net, were $1.6 million for the six months ended June 30, 2020 compared to $1.5 million in the corresponding period in 2019, constituting a non-material change from one such period to the other.

Taxes on income

Taxes on income, both as a dollar value and as a percentage of income before taxes on income, for the six months ended June 30, 2019 and 2020, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Six months ended June 30, 2019	Period-over- period change	Six months ended June 30, 2020
Taxes on income	$4,001	22.7%	$4,911
As a percentage of income before taxes on income	24.9%		23.2%

For the six months ended June 30, 2020, we recognized a net tax on income of $4.9 million, compared to $4.0 million in 2019. The increase in taxes on income is attributable to a higher taxable income for the six months ended June 30, 2020 compared to the corresponding period of 2019.

Our effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the six months ended June 30, 2019 and 2020, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Six months ended June 2019	period-over- period change	Six months ended June 2020
Net income attributable to Sapiens shareholders	$11,995	34.4%	$16,117
Percentage of total revenues	7.7%		8.8%

As a percentage of total revenues, our net income attributable to Sapiens shareholders increased from 7.7% for the six months ended June 30, 2019 to 8.8% for the six months ended June 30, 2020, reflecting the cumulative effect of all of the above described line items from our statements of income.

Liquidity and Capital Resources

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations. From time to time, we further satisfied our liquidity needs through issuance of our equity and debt securities, and bank loans.

Cash flows provided from operations were $26.1 million and $20.5 million during the six months ended June 30, 2019 and 2020, respectively. We used $3.6 million and $5.0 million of cash in investing activities during the six months ended June 30, 2019 and 2020, respectively. We used $10.0 million and generated $45.4 million of cash in financing activities for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, we had $66.3 million and $128.0 million, respectively, of cash and cash equivalents, and $42.3 million and $75.9 million, respectively, of working capital.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate on a quarterly basis. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

In June 2020, the Company extended the Series B Debentures and raised an additional NIS 210 million (approximately $60.2 million) in principal amount linked to US dollars, payable in six equal annual payments of approximately $9.9 million, on January 1 of each of the years 2021 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2020 through 2025, with one final interest payment on January 1, 2026.

On March 18, 2020, we entered into a loan agreement with HSBC Bank plc. Pursuant to the loan agreement, we borrowed $20 million. Following the raise of the additional Series B Debentures, the loan was fully repaid on June 9, 2020.

Cash Flows

The following summary of cash flows for the periods indicated has been derived from our unaudited, consolidated financial statements appended to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 13, 2020, to which this “Operating and Financial Review and Prospects” is appended:

	Six months ended June 30,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$26,057	$20,520
Net cash used in investing activities	(4,980)	(3,605)
Net cash provided by (used in) financing activities	(10,010)	45,421

Operating Activities

We derived positive cash flows from operating activities of $26.1 million and $20.5 million during the six months ended June 30, 2019 and 2020, respectively. This decrease in cash flows provided by operating activities for the six months ended June 30, 2020 relative to the corresponding period of 2019 resulted primarily from a change in our trade and unbilled receivables balance in the amount of $12.3, partially offset by an increase in net income of $4.2 million, from $12 million to $16.2 million, which was due to the factors described above, as well as an increase in depreciation and amortization of $1.4 million and an increase in stock-based compensation expenses of $0.6 million.

 Investing Activities

Our investing activities consist of capitalized software development as well as capital expenditures to purchase property and equipment, and payments for business acquisitions.

Net cash used in investing activities increased to $3.6 million for the six months ended June 30, 2020, compared to $5.0 million in the corresponding period ended June 30, 2019, constituting a non-material change from one such period to the other.

Financing Activities

We derived positive cash flows from financing activities of $45.4 million of cash during the six months ended June 30, 2020, as compared to using $10.0 million of cash in the corresponding period of 2019. Cash generated in the six months ended June 30, 2020 was primarily attributable to the additional issuance of Series B Debentures in the amount of $60.2 million and proceeds from employee stock options exercised in the amount of $2.3 million, offset by cash used for distribution of dividend in the amount of $6.6 million.